
08003279

9 June 2008

BAE SYSTEMS ANNOUNCES COMPLETION OF MTC TECHNOLOGIES ACQUISITION

BAE Systems announced today it has completed its acquisition of MTC Technologies, Inc. (MTC Technologies), a Dayton, Ohio-based company providing technical and professional services as well as equipment integration and modernisation for the U.S. military and intelligence agencies, after receiving all required shareholder and regulatory approvals.

The company announced it had entered into a definitive agreement to acquire MTC Technologies on December 24, 2007 in a transaction valued at approximately $450 million.

The acquisition of MTC Technologies enhances BAE Systems' position as the premier global defence and aerospace company by growing its business in the United States – one of the company's six home markets -- and by growing the company's worldwide services businesses.

The combination of MTC Technologies and BAE Systems creates a broad, complementary set of offerings, and positions the organisation to deliver proven capabilities to a wider spectrum of customers. BAE Systems has long been recognised as a leading provider of solutions and services across a product's life-cycle for the U.S. Navy, and the addition of MTC Technologies brings a similar expertise in supporting the U.S. Air Force and U.S. Army.

Issued by:
BAE Systems plc
London